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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                         DREAMWORKS ANIMATION SKG, INC.

                  ---------------------------------------------

                                (Name of Issuer)

                 CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)

                  ---------------------------------------------

                         (Title of Class of Securities)

                                   26153 10 3

                             ----------------------

                                 (CUSIP Number)

                                DECEMBER 31, 2004

                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_] Rule 13d-1(b)

                  [_] Rule 13d-1(c)

                  [x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DWA ESCROW LLLP

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[x]
                                                                (b)[ ]

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


   NUMBER OF   5.    SOLE VOTING POWER
    SHARES
 BENEFICIALLY        0
   OWNED BY
     EACH      6.    SHARED VOTING POWER
  REPORTING
    PERSON           59,712,991 (1)
     WITH
               7.    SOLE DISPOSITIVE POWER

                     0

               8.    SHARED DISPOSITIVE POWER

                     61,511,884 (2)

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       61,511,884 (2)

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES
                                                             [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       58.5% (3)

12.    TYPE OF REPORTING PERSON

       CO
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(1) DWA Escrow LLLP ("DWA Escrow") is a Delaware limited liability limited partnership formed by certain members of DreamWorks L.L.C. in connection with the separation of DreamWorks Animation SKG, Inc. (the "Company") from DreamWorks L.L.C. and the Company's initial public offering. DWA Escrow was formed for the sole purpose of holding and voting shares of the Company's common stock contributed to it by its partners, effecting the transactions and fulfilling the obligations contemplated in certain agreements to be effected and fulfilled by it and making the distributions called for in the Limited Liability Limited Partnership Agreement of DWA Escrow, dated as of October 27, 2004 (the "DWA Escrow LLLP Agreement"). DWA Escrow's partners are M&J K Dream Limited Partnership ("M&J K Dream"), M&J K B Limited Partnership ("M&J K B"), DG-DW, L.P. ("DG-DW"), DW Investment II, Inc. ("DWI II"), DW Lips, L.P. ("DW Lips"), Lee Entertainment L.L.C. ("Lee") and Vivendi Universal Entertainment LLLP. Such partners are herein referred to as the "Holdco Partners."

      DWA Escrow is a party to two separate stockholder agreements governing the voting of all shares of the Company's common stock held of record by the respective parties thereto and entities controlled by them. These stockholder agreements are (i) the Stockholder Agreement, dated as of October 27, 2004 (the "Vulcan Stockholder Agreement"), among the Company, DWA Escrow, Jeffrey Katzenberg and entities controlled by him (including M&J K Dream, M&J K B, The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being referred to as the "Katzenberg Stockholders")), DG-DW, David Geffen, DWI II and Paul Allen and (ii) the Stockholder Agreement, dated as of October 27, 2004 (the "Class B Stockholder Agreement"), among DWA Escrow, the Katzenberg Stockholders, DG-DW and David Geffen.

      The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by (i) each of the parties to the Vulcan Stockholder Agreement, (ii) each of the parties to the Class B Stockholder Agreement, (iii) DWA Escrow and (iv) DreamWorks L.L.C., a Delaware limited liability company controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen. The total of 59,712,991 shares includes:

      - 618,571 shares of Class A Restricted Stock and 577,040 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;

      - 577,040 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen;

      - 7,726,076 shares of Class A Common Stock and one share of Class C Common Stock held of record by DWI II, an entity controlled by Paul Allen;

      - 49,688,334 shares of Class B Common Stock held of record by DWA Escrow; and

      -     525,929 shares of Class A Common Stock held of record by DreamWorks
            L.L.C.

      DWA Escrow expressly disclaims beneficial ownership of all shares of the Company's common stock owned by each Holdco Partner, and each other party to the Vulcan Stockholder Agreement and the Class B Stockholder Agreement, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2) In connection with the Company's separation from DreamWorks L.L.C., members of DreamWorks L.L.C. entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. The Formation Agreement is also the
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agreement whereby the Holdco Partners agreed to contribute a portion of the
Company's common stock they received in the separation to DWA Escrow in exchange for partnership interests in DWA Escrow. Please see "Related Party Agreements -- Formation Agreement and Holdco Arrangement" in the Prospectus, dated October 27, 2004, filed by the Company with the SEC in connection with its initial public offering for a more detailed description of the aforementioned transactions.

        Certain provisions of the Formation Agreement place certain restrictions on the ability of each of the Holdco Partners to dispose of, and to purchase, shares of the Company's common stock. As a result of these provisions, certain of the Holdco Partners and DWA Escrow may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner and DWA Escrow. The aggregate of 61,511,884 shares indicated in Row 8 includes:

      - the 59,712,991 shares of common stock reported in Row 6 above, in the amounts indicated for each stockholder;

      -     577,040 shares of Class A Common Stock held of record by DW Lips;
            and

      -     1,221,853 shares of Class A Common Stock held of record by Lee.

      DWA Escrow expressly disclaims beneficial ownership of all shares of the Company's common stock owned by all other Holdco Partners, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(3) For purposes of this calculation, the aggregate of 50,842,414 shares of Class B Common Stock held of record by DWA Escrow, M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B common stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.
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Item 1(a).  Name of Issuer:

                  DREAMWORKS ANIMATION SKG, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  1000 FLOWER STREET
                  GLENDALE, CA  91201

Item 2(a).  Name of Persons Filing:

                  DWA ESCROW LLLP

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                  DWA ESCROW LLLP
                  C/O DG-DW, L.P.
                  331 NORTH MAPLE DRIVE, SUITE 230
                  BEVERLY HILLS, CA  90210-3827

Item 2(c).  Citizenship:

                  DELAWARE

Item 2(d).  Title of Class of Securities:

                  CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).  CUSIP Number:

                  26153 10 3

Item 3.     NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE
            13D-1(D).

Item 4.     Ownership

            (a).  Amount beneficially owned:

                  SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

            (b).  Percent of Class:

                  SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.
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            (c).  Number of shares as to which such person has:

                  (i). Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

                  (ii). Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

                  (iii).  Sole power to dispose or to direct the disposition of:
                          SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER
                          PAGE.

                  (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.     Ownership of Five Percent or Less of a Class

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                  NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group

                  THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN THE FORMATION AGREEMENT, DATED AS OF OCTOBER 27, 2004 AND THE LIMITED LIABILITY LIMITED PARTNERSHIP AGREEMENT OF DWA ESCROW LLLP, DATED AS OF OCTOBER 27, 2004:

                  M&J K B LIMITED PARTNERSHIP
                  M&J K DREAM LIMITED PARTNERSHIP
                  DG-DW, L.P.
                  DW LIPS, L.P.
                  DW INVESTMENT II, INC.
                  LEE ENTERTAINMENT, L.L.C.
                  DWA ESCROW LLLP
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                  THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON
                  VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE "VULCAN STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

                  JEFFREY KATZENBERG
                  M&J K DREAM LIMITED PARTNERSHIP
                  M&J K B LIMITED PARTNERSHIP
                  THE JK ANNUITY TRUST
                  THE MK ANNUITY TRUST
                  KATZENBERG 1994 IRREVOCABLE TRUST
                  DAVID GEFFEN
                  DG-DW, L.P.
                  PAUL ALLEN
                  DW INVESTMENT II, INC.
                  DWA ESCROW LLLP

                  THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE "CLASS B STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

                  JEFFREY KATZENBERG
                  M&J K DREAM LIMITED PARTNERSHIP
                  M&J K B LIMITED PARTNERSHIP
                  THE JK ANNUITY TRUST
                  THE MK ANNUITY TRUST
                  KATZENBERG 1994 IRREVOCABLE TRUST
                  DAVID GEFFEN
                  DG-DW, L.P.
                  DWA ESCROW LLLP

Item 9.           Notice of Dissolution of Group

                  NOT APPLICABLE

Item 10.    Certifications

                  NOT APPLICABLE
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005




                                    DWA ESCROW LLLP,

                                       by   M&J K B Limited Partnership,
                                            A General Partner

                                            by /s/ JEFFREY KATZENBERG
                                               -----------------------------
                                                   Jeffrey Katzenberg